                             E X H I B I T  1 9 . 1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 1996 and 1995 are summarized below.

         Net sales and lease revenues amounted to $5,323,632 in the first quarter of 1996, well below the robust level recorded in the same period in 1995. Demand for the company's products was uncharacteristically weak throughout the first quarter of 1996. This weakness was evident in both the fastener and automatic rivet setting equipment and accessory segments of our product offerings. Similarly, the decline in order activity has been encountered in all of our major markets.

         Net income totaled $350,629 or $.60 per share on 585,748 average shares outstanding during the first quarter of 1996. This compares to $589,243 or $1.00 per share on 586,648 average shares outstanding during the first quarter of 1995. In addition to the effects of lower sales volume, profits were adversely affected by a change in composition of sales in 1996 compared with 1995 when we enjoyed a relatively larger percentage of business with higher operating margins. We plan to continue our successful efforts to increase our market share in the coming months. Naturally, renewed emphasis had been, and will continue to be, placed on cost reduction programs in order to maintain an acceptable level of profitability despite the softer market conditions that exist today.

         The Company recently announced that it has entered into a conditional agreement to purchase substantially all of the assets and assume certain liabilities of H & L Tool Company, Inc. of Madison Heights, Michigan. The transaction is subject to various conditions, including completion by the Company of its due diligence investigation and the negotiation of a satisfactory purchase and sale agreement. While the exact purchase price will be determined by the definitive contract, it is expected to be approximately $19,000,000 in a combination of cash and the assumption of certain liabilities. The transaction is expected to be financed by a combination of available cash and borrowings of approximately $8,000,000. After completion of the transaction, Chicago Rivet intends to continue operations at H & L Tool Company, Inc.'s Michigan location. H & L Tool Company, Inc. was established in 1945 and is a privately held manufacturer of specialty cold-formed fasteners and screw machine products predominately for the automotive market. The proposed acquisition is expected to significantly enhance our capabilities for the manufacture of cold-headed parts.

         The 1996 annual meeting of shareholders will be held at the Company's headquarters in Naperville, Illinois at 10:00 AM on Tuesday, May 14, 1996. All shareholders are cordially invited to attend. Formal notice of the meeting, proxy materials and the Company's 1995 Annual Report to Shareholders were distributed early in April. If you have not already completed and returned your proxy, we ask that you do so at your earliest convenience. Thank you.

                              Respectfully yours,



               John A. Morrissey                       John C. Osterman
                   Chairman                                 President


April 25, 1996



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                          CHICAGO RIVET & MACHINE CO.
                        Summary of Results of Operations

                                                                   For the Three Months
                                                                            Ended:
                                                                  March 31,        March 31,
                                                                    1996              1995
                                                                 ----------        -----------
Net sales and lease revenue   . . . . . . . . . . . . . .        $ 5,323,632       $ 6,458,657
Income before taxes . . . . . . . . . . . . . . . . . . .            571,611         1,016,243

Income after taxes  . . . . . . . . . . . . . . . . . . .            350,629           589,243
Net income per share  . . . . . . . . . . . . . . . . . .                .60              1.00
Average shares outstanding  . . . . . . . . . . . . . . .            585,748           586,648
- - ----------------------------------------------------------------------------------------------

                    (All figures subject to year end audit)